Exhibit 6.48

RESIDENTIAL PURCHASE AND SALE AGREEMENT
Specific Terms

1. **Date:** May 22 2025 **MLS No.:** 448141554 **Offer Expiration Date:** 5/25/2025
2. **Buyer:** ARRIVED HOLDINGS INC, AND/OR ASSIGNS
   Buyer / Buyer / Status
3. **Seller:** ______
   Seller / Seller
4. **Property:** Legal Description attached as Exhibit A. Tax Parcel No(s).: 091050-342, ______, ______,
   304 NW 25th Pl, Battle Ground, WA 98604
   Address / City / County / State / Zip
5. **Included Items:** ✔ stove(s)/range(s); ✔ refrigerator(s); ❑ washer(s); ❑ dryer(s); ✔ dishwasher(s); ✔ microwave(s); ✔ fireplace insert(s); ❑ wood stove(s); ❑ satellite dish; ❑ security system; ❑ hot tub; ❑ attached camera(s); ❑ attached speaker(s); ❑ attached TV(s); ❑ generator; ✔ Ceiling Fans
6. **Purchase Price:** $ 530,000.00 U.S. Dollars
7. **Earnest Money:** $ 5,000.00 U.S. Dollars; Delivery Date 3 days after mutual acceptance
   To be held by ✔ Buyer Brokerage Firm; ✔ Closing Agent; ❑ In the form of a Promissory Note (included as an Addendum)
8. **Default:** (check only one) ✔ Forfeiture of Earnest Money; ❑ Seller's Election of Remedies
9. **Title Insurance Company:** Chicago Title
10. **Closing Agent:** Chicago Title (Company) Katlin Hartloo (Individual (optional))
11. **Closing Date:** Jun 25 2025; **Possession Date:** ✔ on Closing; ❑ Other N/A
12. **Services of Closing Agent for Payment of Utilities:** ✔ Requested (attach NWMLS Form 22K); ❑ Waived
13. **Charges/Assessments Levied Before but Due After Closing:** ❑ assumed by Buyer; ✔ prepaid in full by Seller at Closing
14. **Seller Citizenship (FIRPTA):** Seller ❑ is; ✔ is not a foreign person for purposes of U.S. income taxation
15. **Information Verification Period:** ✔ Expires 15 days after mutual acceptance; ❑ Satisfied/Waived
16. **Agency Disclosure:** Buyer represented by: ✔ Buyer Broker; ❑ Buyer/Listing Broker (dual agent); ❑ unrepresented
    Seller represented by: ✔ Listing Broker; ❑ Listing/Buyer Broker (dual agent); ❑ unrepresented
17. **Buyer Brokerage Firm Compensation:** 2.5 ($/or %) XXXXXXX (Amount Offered in Listing); ❑ Pay as Offered or ❑ Other – See Addendum
18. **Addenda:** 22A(Financing) 22B(Sale Contingency) 22D(Optional Clauses) 22EF(Funds Evidence) 22J(Lead Disclosure) 22K(Utilities) 22T(Title Contingency) 22VV(HO Insurance) 35 & SAR-SA NEVER EVER: 17, SAR-BR, 41D

Buyer	Seller
Jeff Talbert on behalf of Arrived Holdings, Inc. and/or Assigns — Buyer Signature / Date	Signed by: Lan Wang …78504479… 05/25/2025 — Seller Signature / Date
May 23 2025 12:20 EDT — Buyer Signature / Date	Signed by: Lixin Wang EFD33E2E97B4490… 05/25/2025 — Seller Signature / Date
1700 Westlake Ave N, Suite 200, — Buyer Address	Seller Address
Seattle, WA 98109 — City, State, Zip	City, State, Zip
Not Provided. — Buyer Phone No. / Fax No.	Seller Phone No. / Fax No.
closings@arrived.com — Buyer E-mail Address	Seller E-mail Address
Trowbridge Realty Corp, DBA Marketplace Homes — Buyer Brokerage Firm / MLS Office No.	Brantley Christianson Real Estate — Listing Brokerage Firm / MLS Office No.
Nathan Speidel — Buyer Broker (Print) / MLS LAG No.	Jessica Lan Wang — Listing Broker (Print) / MLS LAG No. [redacted]
[redacted] — Firm Phone No. / Broker Phone No. / Firm Fax No.	[redacted] — Firm Phone No. / Broker Phone No. / Firm Fax No.
[redacted] — Firm Document E-mail Address	[redacted] — Firm Document E-mail Address
[redacted] — Buyer Broker E-mail Address	[redacted] — Listing Broker E-mail Address
21026232 / 24014473 — Buyer Broker DOL License No. / Firm DOL License No.	132931 / 20760 — Listing Broker DOL License No. / Firm DOL License No.

RESIDENTIAL PURCHASE AND SALE AGREEMENT

General Terms

a. Purchase Price. Buyer shall pay to Seller the Purchase Price, including the Earnest Money, in cash at Closing, unless otherwise specified in this Agreement. Buyer represents that Buyer has sufficient funds to close this sale in accordance with this Agreement and is not relying on any contingent source of funds, including funds from loans, the sale of other property, gifts, retirement, or future earnings, except to the extent otherwise specified in this Agreement. The parties shall use caution when wiring funds to avoid potential wire fraud. Before wiring funds, the party wiring funds shall take steps to confirm any wire instructions via an independently verified phone number and other appropriate measures.

b. Earnest Money. Buyer shall deliver the Earnest Money by the Delivery Date listed in Specific Term No. 7 (2 days after mutual acceptance if not filled in) to the party holding the Earnest Money (Buyer Brokerage Firm or Closing Agent). If sent by mail, the Earnest Money must arrive at Buyer Brokerage Firm or Closing Agent by the Delivery Date. If the Earnest Money is held by Buyer Brokerage Firm and is over $10,000.00 it shall be deposited into an interest bearing trust account in Buyer Brokerage Firm's name provided that Buyer completes an IRS Form W-9. Interest, if any, after deduction of bank charges and fees, will be paid to Buyer. Buyer shall reimburse Buyer Brokerage Firm for bank charges and fees in excess of the interest earned, if any. If the Earnest Money held by Buyer Brokerage Firm is over $10,000.00 Buyer has the option to require Buyer Brokerage Firm to deposit the Earnest Money into the Housing Trust Fund Account, with the interest paid to the State Treasurer, if both Seller and Buyer so agree in writing. If the Buyer does not complete an IRS Form W-9 before Buyer Brokerage Firm must deposit the Earnest Money or the Earnest Money is $10,000.00 or less, the Earnest Money shall be deposited into the Housing Trust Fund Account. Buyer Brokerage Firm may transfer the Earnest Money to Closing Agent at Closing. If all or part of the Earnest Money is to be refunded to Buyer and any such costs remain unpaid, the Buyer Brokerage Firm or Closing Agent may deduct and pay them therefrom. The parties instruct Closing Agent to provide written verification of receipt of the Earnest Money and notice of dishonor of any check to the parties and Brokers at the addresses and/or fax numbers provided herein.

Upon termination of this Agreement, a party or the Closing Agent may deliver a form authorizing the release of Earnest Money to the other party or the parties. The party(s) shall execute such form and deliver the same to the Closing Agent. If either party fails to execute the release form, a party may make a written demand to the Closing Agent for the Earnest Money. Pursuant to RCW 64.04.220, Closing Agent shall deliver notice of the demand to the other party within 15 days. If the other party does not object to the demand within 20 days of Closing Agent's notice, Closing Agent shall disburse the Earnest Money to the party making the demand within 10 days of the expiration of the 20 day period. If Closing Agent timely receives an objection or an inconsistent demand from the other party, Closing Agent shall commence an interpleader action within 60 days of such objection or inconsistent demand, unless the parties provide subsequent consistent instructions to Closing Agent to disburse the earnest money or refrain from commencing an interpleader action for a specified period of time. Pursuant to RCW 4.28.080, the parties consent to service of the summons and complaint for an interpleader action by first class mail, postage prepaid at the party's usual mailing address or the address identified in this Agreement. If the Closing Agent complies with the preceding process, each party shall be deemed to have released Closing Agent from any and all claims or liability related to the disbursal of the Earnest Money. If either party fails to authorize the release of the Earnest Money to the other party when required to do so under this Agreement, that party shall be in breach of this Agreement. For the purposes of this section, the term Closing Agent includes a Buyer Brokerage Firm holding the Earnest Money. The parties authorize the party commencing an interpleader action to deduct up to $750.00 for the costs thereof. The parties acknowledge that RCW 64.04.220 requires the court to award the Closing Agent its reasonable attorneys' fees and costs associated with an interpleader action.

c. Included Items. Any of the following items, including items identified in Specific Term No. 5 if the corresponding box is checked, located in or on the Property are included in the sale: built-in appliances; wall-to-wall carpeting; curtains, drapes and all other window treatments; window and door screens; awnings; storm doors and windows; installed television antennas; ventilating, air conditioning and heating fixtures; trash compactor; garbage disposal; fireplace doors, gas logs and gas log lighters; irrigation fixtures; electric garage door openers; water heaters; installed electrical fixtures; lighting fixtures; shrubs, plants and trees planted in the ground; and other fixtures; and all associated operating remote controls and access permissions. Unless otherwise agreed, if any of the above items are leased or encumbered, Seller shall acquire clear title before Closing.

d. Condition of Title. Unless otherwise specified in this Agreement, title to the Property shall be marketable at Closing. The following shall not cause the title to be unmarketable: rights, reservations, covenants, conditions and restrictions, presently of record and general to the area; easements and encroachments, not materially affecting the value of or unduly interfering with Buyer's reasonable use of the Property; and reserved oil and/or mining rights. Seller shall not convey or reserve any oil and/or mineral rights after mutual acceptance without Buyer's written consent. Monetary encumbrances or liens not assumed by Buyer, shall be paid or discharged by Seller on or before Closing. Title shall be conveyed by a Statutory Warranty Deed. If this Agreement is for conveyance of a buyer's interest in a Real Estate Contract, the Statutory Warranty Deed shall include a buyer's assignment of the contract sufficient to convey after acquired title.

RESIDENTIAL PURCHASE AND SALE AGREEMENT
General Terms

e. **Title Insurance**. Seller authorizes Buyer's lender or Closing Agent, at Seller's expense, to apply for the then-current ALTA form of Homeowner's Policy of Title Insurance for One-to-Four Family Residence, from the Title Insurance Company. If Seller previously received a preliminary commitment from a Title Insurance Company that Buyer declines to use, Buyer shall pay any cancellation fees owing to the original Title Insurance Company. Otherwise, the party applying for title insurance shall pay any title cancellation fee, in the event such a fee is assessed. If the Title Insurance Company selected by the parties will not issue a Homeowner's Policy for the Property, the parties agree that the Title Insurance Company shall instead issue the then-current ALTA standard form Owner's Policy, together with homeowner's additional protection and inflation protection endorsements, if available. The Title Insurance Company shall send a copy of the preliminary commitment to Seller, Listing Broker, Buyer and Buyer Broker. The preliminary commitment, and the title policy to be issued, shall contain no exceptions other than the General Exclusions and Exceptions in the Policy and Special Exceptions consistent with the Condition of Title herein provided. If title cannot be made so insurable prior to the Closing Date, then as Buyer's sole and exclusive remedy, the Earnest Money shall, unless Buyer elects to waive such defects or encumbrances, be refunded to the Buyer, less any unpaid costs described in this Agreement, and this Agreement shall thereupon be terminated. Buyer shall have no right to specific performance or damages as a consequence of Seller's inability to provide insurable title.

f. **Closing and Possession**. This sale shall be closed by the Closing Agent on the Closing Date. If the Closing Date falls on a Saturday, Sunday, legal holiday as defined in RCW 1.16.050, or day when the county recording office is closed, the Closing Agent shall close the transaction on the next day that is not a Saturday, Sunday, legal holiday, or day when the county recording office is closed. "Closing" means the date on which all documents are recorded and the sale proceeds are available to Seller. Seller shall deliver keys, garage door remotes, and access codes to Buyer on the Closing Date or on the Possession Date, whichever occurs first. Buyer shall be entitled to possession at 9:00 p.m. on the Possession Date. Seller shall maintain the Property in its present condition, normal wear and tear excepted, until the Buyer is provided possession. Seller shall either repair or replace any system or appliance (including, but not limited to plumbing, heat, electrical, and all Included Items) that becomes inoperative or malfunctions prior to Closing with a system or appliance of at least equal quality. Buyer reserves the right to walk through the Property within 5 days of Closing to verify that Seller has maintained the Property and systems/appliances as required by this paragraph. Seller shall not enter into or modify existing leases or rental agreements, service contracts, or other agreements affecting the Property which have terms extending beyond Closing without first obtaining Buyer's consent, which shall not be unreasonably withheld. If possession transfers at a time other than Closing, the parties shall execute NWMLS Form 65A (Rental Agreement/Occupancy Prior to Closing) or NWMLS Form 65B (Rental Agreement/Seller Occupancy After Closing) (or alternative rental agreements) and are advised of the need to contact their respective insurance companies to assure appropriate hazard and liability insurance policies are in place, as applicable.

RCW 19.27.530 requires the seller of any owner-occupied single-family residence to equip the residence with a carbon monoxide alarm(s) in accordance with the state building code before a buyer or any other person may legally occupy the residence following the sale. RCW 43.44.110 requires the seller of a dwelling unit, that does not have at least one smoke detection device, to provide at least one smoke detection device in the unit before the buyer or any other person occupies the unit following a sale. The parties acknowledge that the Brokers are not responsible for ensuring that Seller complies with RCW 19.27.530 or RCW 43.44.110. Buyer and Seller shall hold the Brokers and their Firms harmless from any claim resulting from Seller's failure to install a carbon monoxide alarm(s) or smoke detector(s) in the Property.

g. **Section 1031 Like-Kind Exchange**. If either Buyer or Seller intends for this transaction to be a part of a Section 1031 like-kind exchange, then the other party shall cooperate in the completion of the like-kind exchange so long as the cooperating party incurs no additional liability in doing so, and so long as any expenses (including attorneys' fees and costs) incurred by the cooperating party that are related only to the exchange are paid or reimbursed to the cooperating party at or prior to Closing. Notwithstanding the Assignment paragraph of this Agreement, any party completing a Section 1031 like-kind exchange may assign this Agreement to its qualified intermediary or any entity set up for the purposes of completing a reverse exchange.

h. **Closing Costs and Prorations and Charges and Assessments**. Seller and Buyer shall each pay one-half of the escrow fee unless otherwise required by applicable FHA or VA regulations. Taxes for the current year, rent, interest, and lienable homeowner's association dues shall be prorated as of Closing. Buyer shall pay Buyer's loan costs, including credit report, appraisal charge and lender's title insurance, unless provided otherwise in this Agreement. If any payments are delinquent on encumbrances which will remain after Closing, Closing Agent is instructed to pay such delinquencies at Closing from money due, or to be paid by, Seller. Buyer shall pay for remaining fuel in the fuel tank if, prior to Closing, Seller obtains a written statement from the supplier as to the quantity and current price and provides such statement to the Closing Agent. Seller shall pay all utility and internet charges, including unbilled charges. Unless waived in Specific Term No. 12, Seller and Buyer request the services of Closing Agent in disbursing funds necessary to satisfy unpaid utility charges in accordance with RCW 60.80 and Seller shall provide the names and addresses of all utilities providing service to the Property and having lien rights (attach NWMLS Form 22K Identification of Utilities or equivalent).

RESIDENTIAL PURCHASE AND SALE AGREEMENT
General Terms

Buyer is advised to verify the existence and amount of any local improvement district, capacity or impact charges or other assessments that may be charged against the Property before or after Closing. Seller will pay such charges that are or become due on or before Closing. Charges levied before Closing, but becoming due after Closing shall be paid as agreed in Specific Term No. 13.

i. Sale Information. Listing Broker and Buyer Broker are authorized to report this Agreement (including price and all terms) to the Multiple Listing Service that published it and to its members, financing institutions, appraisers, and anyone else related to this sale. Buyer and Seller expressly authorize all Closing Agents, appraisers, title insurance companies, and others related to this Sale, to furnish the Listing Broker and/or Buyer Broker, on request, any and all information and copies of documents concerning this sale.

j. Seller Citizenship and FIRPTA. Seller warrants that the identification of Seller's citizenship status for purposes of U.S. income taxation in Specific Term No. 14 is correct. Seller shall execute a certification (NWMLS Form 22E or equivalent) under the Foreign Investment in Real Property Tax Act ("FIRPTA") and provide the certification to the Closing Agent within 10 days of mutual acceptance. If Seller is a foreign person for purposes of U.S. income taxation, and this transaction is not otherwise exempt from FIRPTA, Closing Agent is instructed to withhold and pay the required amount to the Internal Revenue Service. Seller shall pay any fees incurred by Buyer related to such withholding and payment.

If Seller fails to provide the FIRPTA certification to the Closing Agent within 10 days of mutual acceptance, Buyer may give notice that Buyer may terminate the Agreement at any time 3 days thereafter (the "Right to Terminate Notice"). If Seller has not earlier provided the FIRPTA certification to the Closing Agent, Buyer may give notice of termination of this Agreement (the "Termination Notice") any time following 3 days after delivery of the Right to Terminate Notice. If Buyer gives the Termination Notice before Seller provides the FIRPTA certification to the Closing Agent, this Agreement is terminated and the Earnest Money shall be refunded to Buyer.

k. Notices and Delivery of Documents. Any notice related to this Agreement (including revocations of offers or counteroffers) must be in writing. Notices to Seller must be signed by at least one Buyer and shall be deemed delivered only when the notice is received by Seller, by Listing Broker, or at the licensed office of Listing Broker. Notices to Buyer must be signed by at least one Seller and shall be deemed delivered only when the notice is received by Buyer, by Buyer Broker, or at the licensed office of Buyer Broker. Documents related to this Agreement, such as NWMLS Form 17, Information on Lead-Based Paint and Lead-Based Paint Hazards, Public Offering Statement or Resale Certificate, and all other documents shall be delivered pursuant to this paragraph. Buyer and Seller must keep Buyer Broker and Listing Broker advised of their whereabouts in order to receive prompt notification of receipt of a notice.

Facsimile transmission of any notice or document shall constitute delivery. E-mail transmission of any notice or document (or a direct link to such notice or document) shall constitute delivery when: (i) the e-mail is sent to both Buyer Broker and Buyer Brokerage Firm or both Listing Broker and Listing Brokerage Firm at the e-mail addresses specified on page one of this Agreement; or (ii) Buyer Broker or Listing Broker provide written acknowledgment of receipt of the e-mail (an automatic e-mail reply does not constitute written acknowledgment). At the request of either party, or the Closing Agent, the parties will confirm facsimile or e-mail transmitted signatures by signing an original document.

l. Computation of Time. Unless otherwise specified in this Agreement, any period of time measured in days and stated in this Agreement shall start on the day following the event commencing the period and shall expire at 9:00 p.m. of the last calendar day of the specified period of time. Except for the Possession Date, if the last day is a Saturday, Sunday or legal holiday as defined in RCW 1.16.050, the specified period of time shall expire on the next day that is not a Saturday, Sunday or legal holiday. Any specified period of 5 days or less, except for any time period relating to the Possession Date, shall not include Saturdays, Sundays or legal holidays. If the parties agree that an event will occur on a specific calendar date, the event shall occur on that date, except for the Closing Date, which, if it falls on a Saturday, Sunday, legal holiday as defined in RCW 1.16.050, or day when the county recording office is closed, shall occur on the next day that is not a Saturday, Sunday, legal holiday, or day when the county recording office is closed. When counting backwards from Closing, any period of time measured in days shall start on the day prior to Closing and if the last day is a Saturday, Sunday or legal holiday as defined in RCW 1.16.050, the specified period of time shall expire on the next day, moving forward, that is not a Saturday, Sunday or legal holiday (e.g. Monday or Tuesday). If the parties agree upon and attach a legal description after this Agreement is signed by the offeree and delivered to the offeror, then for the purposes of computing time, mutual acceptance shall be deemed to be on the date of delivery of an accepted offer or counteroffer to the offeror, rather than on the date the legal description is attached. Time is of the essence of this Agreement.

m. Integration and Electronic Signatures. This Agreement constitutes the entire understanding between the parties and supersedes all prior or contemporaneous understandings and representations. No modification of this Agreement shall be effective unless agreed in writing and signed by Buyer and Seller. The parties acknowledge that a signature in electronic form has the same legal effect and validity as a handwritten signature.

Buyer's Initials	Date	Buyer's Initials	Date	Seller's Initials	Date	Seller's Initials	Date
JT	May 23 2025 12:20 EDT			Initial LW	05/25/2025	Initial LW	05/25/2025

RESIDENTIAL PURCHASE AND SALE AGREEMENT
General Terms

n. Assignment. Buyer may not assign this Agreement, or Buyer's rights hereunder, without Seller's prior written consent, unless the parties indicate that assignment is permitted by the addition of "and/or assigns" on the line identifying the Buyer on the first page of this Agreement.

o. Default. In the event Buyer fails, without legal excuse, to complete the purchase of the Property, then the following provision, as identified in Specific Term No. 8, shall apply:

- **i. Forfeiture of Earnest Money**. That portion of the Earnest Money that does not exceed five percent (5%) of the Purchase Price shall be forfeited to the Seller as the sole and exclusive remedy available to Seller for such failure.
- **ii. Seller's Election of Remedies**. Seller may, at Seller's option, (a) keep the Earnest Money as liquidated damages as the sole and exclusive remedy available to Seller for such failure, (b) bring suit against Buyer for Seller's actual damages, (c) bring suit to specifically enforce this Agreement and recover any incidental damages, or (d) pursue any other rights or remedies available at law or equity.

p. Professional Advice and Attorneys' Fees. Buyer and Seller are advised to seek the counsel of an attorney and a certified public accountant to review the terms of this Agreement. Buyer and Seller shall pay their own fees incurred for such review. However, if Buyer or Seller institutes suit against the other concerning this Agreement, or if the party holding the Earnest Money commences an interpleader action, the prevailing party is entitled to reasonable attorneys' fees and expenses.

q. Offer. This offer must be accepted by 9:00 p.m. on the Offer Expiration Date, unless sooner withdrawn. Acceptance shall not be effective until a signed copy is received by the other party, by the other party's broker, or at the licensed office of the other party's broker pursuant to General Term k. If this offer is not so accepted, it shall lapse and any Earnest Money shall be refunded to Buyer.

r. Counteroffer. Any change in the terms presented in an offer or counteroffer, other than the insertion of or change to Seller's name and Seller's warranty of citizenship status, shall be considered a counteroffer. If a party makes a counteroffer, then the other party shall have until 9:00 p.m. on the counteroffer expiration date to accept that counteroffer, unless sooner withdrawn. Acceptance shall not be effective until a signed copy is received by the other party, the other party's broker, or at the licensed office of the other party's broker pursuant to General Term k. If the counteroffer is not so accepted, it shall lapse and any Earnest Money shall be refunded to Buyer.

s. Offer and Counteroffer Expiration Date. If no expiration date is specified for an offer/counteroffer, the offer/counteroffer shall expire 2 days after the offer/counteroffer is delivered by the party making the offer/counteroffer, unless sooner withdrawn.

t. Agency Disclosure. Buyer Brokerage Firm, Buyer Brokerage Firm's Designated Broker, Buyer Broker's Branch Manager (if any) and Buyer Broker's Managing Broker (if any) represent the same party that Buyer Broker represents. Listing Brokerage Firm, Listing Brokerage Firm's Designated Broker, Listing Broker's Branch Manager (if any), and Listing Broker's Managing Broker (if any) represent the same party that the Listing Broker represents. If Buyer Broker and Listing Broker are different persons affiliated with the same Firm, then both Buyer and Seller confirm their consent to Designated Broker, Branch Manager (if any), and Managing Broker (if any) representing both parties as dual agents. If Buyer Broker and Listing Broker are the same person representing both parties then both Buyer and Seller confirm their consent to that person and Designated Broker, Branch Manager (if any), and Managing Broker (if any) representing both parties as dual agents. All parties acknowledge receipt of the pamphlet entitled "The Law of Real Estate Agency."

u. Brokerage Firm Compensation. Seller and Buyer shall pay compensation in accordance with any listing or compensation agreement to which they are a party. The Listing Brokerage Firm's compensation shall be paid as specified in the listing agreement. The Buyer Brokerage Firm's compensation offered in the listing shall be paid by Seller as set forth in this Agreement or any Addendum hereto. If there is any inconsistency between the Buyer Brokerage Firm's compensation offered in the listing and the description of the offered compensation stated in Specific Term No. 17, the terms of the listing shall supersede and control. Seller and Buyer hereby consent to Listing Brokerage Firm or Buyer Brokerage Firm receiving compensation from more than one party. Seller and Buyer hereby assign to Listing Brokerage Firm and Buyer Brokerage Firm, as applicable, a portion of their funds in escrow equal to such compensation and irrevocably instruct the Closing Agent to disburse the compensation directly to the Firm(s). In any action by Listing or Buyer Brokerage Firm to enforce this paragraph, the prevailing party is entitled to court costs and reasonable attorneys' fees. Seller and Buyer agree that the Firms are intended third party beneficiaries under this Agreement.

v. Cancellation Rights/Lead-Based Paint. If a residential dwelling was built on the Property prior to 1978, and Buyer receives a Disclosure of Information on Lead-Based Paint and Lead-Based Paint Hazards (NWMLS Form 22J) after mutual acceptance, Buyer may rescind this Agreement at any time up to 3 days thereafter.

Buyer's Initials	Date	Buyer's Initials	Date	Seller's Initials	Date	Seller's Initials	Date
JT	May 23 2025 12:20 EDT			Initial: LW	05/25/2025	Initial: LW	05/25/2025

RESIDENTIAL PURCHASE AND SALE AGREEMENT
General Terms

w. Information Verification Period. Unless satisfied/waived, Buyer shall have the time period set forth in Specific Term No. 15 (10 days after mutual acceptance if not filled in) to verify all information provided from Seller or Listing Brokerage Firm related to the Property. This contingency shall be deemed satisfied unless Buyer gives notice identifying the materially inaccurate information within the time period set forth in Specific Term No. 15. If Buyer gives timely notice under this section, then this Agreement shall terminate and the Earnest Money shall be refunded to Buyer.

x. Property Condition Disclaimer. Buyer and Seller agree, that except as provided in this Agreement, all representations and information regarding the Property and the transaction are solely from the Seller or Buyer, and not from any Broker. The parties acknowledge that the Brokers are not responsible for assuring that the parties perform their obligations under this Agreement and that none of the Brokers has agreed to independently investigate or confirm any matter related to this transaction except as stated in this Agreement, or in a separate writing signed by such Broker. In addition, Brokers do not guarantee the value, quality or condition of the Property and some properties may contain building materials, including siding, roofing, ceiling, insulation, electrical, and plumbing, that have been the subject of lawsuits and/or governmental inquiry because of possible defects or health hazards. Some properties may have other defects arising after construction, such as drainage, leakage, pest, rot and mold problems. In addition, some properties may contain soil or other contamination that is not readily apparent and may be hazardous. Brokers do not have the expertise to identify or assess defective or hazardous products, materials, or conditions. Buyer is urged to use due diligence to inspect the Property to Buyer's satisfaction and to retain inspectors qualified to identify the presence of defective or hazardous materials and conditions and evaluate the Property as there may be defects and hazards that may only be revealed by careful inspection. Buyer is advised to investigate whether the Property is suitable for Buyer's intended use and to ensure the water supply is sufficient to meet Buyer's needs. Buyer is advised to investigate the cost of insurance for the Property, including, but not limited to homeowner's, fire, flood, earthquake, landslide, and other available coverage. Buyer acknowledges that local ordinances may restrict short term rentals of the Property. Buyer and Seller acknowledge that home protection plans may be available which may provide additional protection and benefit to Buyer and Seller. Brokers may assist the parties with locating and selecting third party service providers, such as inspectors or contractors, but Brokers cannot guarantee or be responsible for the services provided by those third parties. The parties shall exercise their own judgment and due diligence regarding third-party service providers.

y. Fair Housing. Seller and Buyer acknowledge that local, state, and federal fair housing laws prohibit discrimination based on sex, marital status, sexual orientation, gender identity, race, creed, color, caste, national origin, citizenship or immigration status, families with children status, honorably discharged veteran or military status, the presence of any sensory, mental, or physical disability, or the use of a support or service animal by a person with a disability.

Buyer's Initials	Date	Buyer's Initials	Date	Seller's Initials	Date	Seller's Initials	Date
JT	May 23 2025 12:20 EDT			Initial LW	05/25/2025	Initial LW	05/25/2025